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PRESS RELEASE
                                                               EXIDE CORPORATION

FOR IMMEDIATE RELEASE                                  INVESTOR CONTACT:
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                                                       Bruce Boyle: 610-378-0872

                                                       MEDIA CONTACT:
                                                       -------------------------
                                                       Mike Geylin: 212-315-0039



                            EXIDE ANNOUNCES RESULTS
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                          FOR ITS THIRD FISCAL QUARTER
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     READING, PA - FEBRUARY 3, 2000 - Exide Corporation (NYSE:EX), the global leader in the lead-acid battery business, today reported results for its third fiscal quarter, ended January 2, 2000.

     Excluding non-recurring charges related to acquisitions or divestitures in the quarter, it was the company's second consecutive profitable quarter under new management and its most profitable quarter in two years.

     Net income for the quarter, excluding non-recurring items, was $12.6 million, or $.59 per diluted share, as compared to net income, excluding non-recurring items, of $2.5 million, or $.12 per diluted share in the same quarter last year. The results of last year's third quarter were adversely affected by the company's inability to benefit from U.S. tax losses in that quarter.

     The company also announced that as a result of a recently completed extensive internal investigation, it has uncovered a transaction that former management authorized with a related party, improperly deferring a pre-fiscal 1998 charge until fiscal 1998 and 1999. Therefore, the company will restate earnings for fiscal year 1999. This will result in an increase in earnings of $0.7 million, or $.03 per diluted share for the third quarter of fiscal 1999 and $1.8 million, or $.08 per diluted share, for the first nine months of fiscal 1999 to reverse the erroneous charge. This restatement will be reflected in the company's third quarter 2000 Form10-Q due on February 16, 2000. The company is also examining certain other transactions for interim periods prior to fiscal 1999. The

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quarterly impact, if any, of these other transactions will not affect annual results. This examination is expected to be completed within 60 days.

     The third fiscal quarter ended January 2, 2000 was affected by non-recurring items including a $14.3 million write-off of in-process research and development costs related to the acquisition of a controlling interest in Lion Compact Energy in December 1999 and a net charge of $3.2 million related to the divestiture of non-core businesses.

     James M. Diasio, Chief Financial Officer at Exide Corporation, said, "We are satisfied with these results, particularly in a quarter when North American automotive revenues were significantly off due to unusually warm weather over the three-month period and overall results were negatively influenced by a strong dollar versus European currencies."

     The company also announced that as a result of decreased demand for automotive batteries in North America, it will lay off 58 workers at its manufacturing operation in Reading, PA. on February 4, 2000.

     Revenues for the quarter were $618.5 million, as compared to revenues of $678.5 million for the third fiscal quarter last year.

     Including non-recurring items, the company recorded a loss of ($3.6) million, or ($.17) per diluted share for the third fiscal quarter, as compared to a restated net loss of ($45.2) million, or ($2.13) per diluted share for the same quarter last year.

     Excluding non-recurring items, net income for the nine months ended January 2, 2000 was $7.5 million, or $.35 per diluted share, as compared to net income of $4.4 million, or $.21 per diluted share for the first nine months of the last fiscal year. The results of last year's first nine months were also adversely affected by the company's inability to benefit from U.S. tax losses.

     Revenues for the nine months ended January 2, 2000 were $1.7 billion, as compared to $1.8 billion in the first nine months of the prior fiscal year.

     Robert A. Lutz, Chairman and Chief Executive Officer at Exide, said, "We continued to make significant progress during the third quarter. We were particularly encouraged by improved performance in Europe, especially in our standby battery business."

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   In other previously announced news during the quarter the company:
 . Completed the acquisition of a controlling interest in Lion Compact Energy, a privately held company conducting research in dual-graphite battery technology.

 . Reached an agreement with Tractor Supply Company to supply 275,000 batteries annually.

 . Reached an agreement to sell its battery separator operations in Corydon, IN for approximately $26 million in cash.

 . Completed the sale of its Speed Clip accessories business, receiving approximately $6 million in cash.

   The company will conduct an analyst call to discuss third quarter earnings on February 4, 2000 at 11 AM eastern standard time. The call is available to investors in a listen-only format on the internet at www.streetfusion.com. The
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call will be repeated on webcast from February 4, 2000 at 1 PM until February
12, 2000 at 1:45 AM at the same internet address.

   Exide Corporation, with annual revenues of approximately $2.4 billion and operations in 19 countries, is the world's largest manufacturer of automotive and industrial lead-acid batteries. Further information about Exide's businesses and products is available at www.exideworld.com.
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Certain statements in this press release may constitute forward-looking statements as defined by the Securities Litigation Reform Act of 1995. As such, they involve known and unknown risks, uncertainties and other factors which may cause the actual results of the Company to be materially different from any results expressed or implied by such forward-looking statements. These are enumerated in further detail in the Company's Form 10-K.

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